Filed by Applica Incorporated pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Subject Company: Applica Incorporated
Commission File No.: 1-10177
Talking Points: Applica Incorporated Manager Discussions with Employees
Introduction
•	As you may already know from this morning’s letter from Applica Incorporated CEO Harry Schulman and the press release that was issued publicly, NACCO Industries, Inc. plans to spin off the Hamilton Beach/Proctor-Silex business and then immediately after the spin off Applica will merge with and into Hamilton Beach/Proctor-Silex.
•	Hamilton Beach, Inc. will be an independent company called Hamilton Beach, Inc., which is expected to be the largest U.S. public company focused on the small electric household appliance industry. We believe that we will have an outstanding portfolio of some of the most well-known and respected brands in this industry, excellent relationships with retail customers, greater scale which enhances our competitive position, and importantly, we expect Hamilton Beach, Inc. to have enhanced financial performance.
•	Let me tell you a little bit more about what makes this transaction so attractive and what our new company will look like.
Strategic Rationale
•	The spin-off of Hamilton Beach/Proctor-Silex and merger of Applica with and into Hamilton Beach/Proctor-Silex is an exciting transaction that we believe offers many substantial benefits for current Applica stockholders, future stockholders of Hamilton Beach, Inc. as well as for employees and customers.
•	The combination of Hamilton Beach/Proctor-Silex and Applica will create a dynamic, competitive organization, with annual sales estimated to be approximately $1.1 billion.
•	Hamilton Beach, Inc. will be a designer, marketer and distributor of a wide array of highly regarded products, including:
○	small kitchen appliances for homes and commercial establishments

○	pet care products

○	home healthcare products, and

○	professional personal care products.
•	Looking at the combination from a brand perspective, in addition to Applica’s Black & Decker ® , Windmere®, Belson® and LitterMaid® brands, Hamilton Beach, Inc. will also have the well-respected Hamilton Beach®, Proctor Silex®, eclectrics®, Traditions®, True Air® and Hamilton Beach® Commercial brands
○	For those of you not familiar with Hamilton Beach/Proctor-Silex, the eclectrics ® brand is a higher end kitchen electrics brand name and the Traditions ® brand is positioned at the lower end. The True Air ® brand is found on home health appliances and the Hamilton Beach ® Commercial brand is found on kitchen appliances for restaurants, bars and the hotel amenities market.

○	There’s no question that Hamilton Beach, Inc. will be home to some of the most recognized and well respected household brands in the United States, Canada, Mexico and Latin America.
•	We have always had a strong commitment to high quality products, innovation and superior customer service — and this commitment will remain unwavering at Hamilton Beach, Inc.
•	Both Hamilton Beach/Proctor-Silex and Applica have strong retailer relationships, providing us the opportunity to further build on these relationships. As a larger company, Hamilton Beach, Inc. will also have an enhanced ability to provide important value-added services to retailers.
•	With greater size, Hamilton Beach, Inc. will be able to focus on our successful customer consumer product development and innovation platform.
•	And, finally, as a larger company, Hamilton Beach, Inc. is expected to have increased capital structure flexibility, which we believe will provide opportunities for cost synergies and future growth.
•	You may have seen in the press release that as part of the spin off, Hamilton Beach/Proctor-Silex will pay a cash dividend of $110 million to NACCO. This is not unusual in this type of transaction. After the closing of the merger, Hamilton Beach, Inc. will be very strong financially.
Management/Employees
•	Al Rankin, NACCO CEO, will be the Non-Executive Chairman of the Board of Hamilton Beach, Inc.
•	The company will be led by Hamilton Beach/Proctor-Silex’s current President and CEO, Dr. Michael Morecroft. Mike has more than 30 years of experience in the small electric household appliance industry and is highly qualified to lead the new company forward.
•	Mike will be supported by Hamilton Beach/Proctor-Silex’s core management team and reinforced by Applica personnel. The Hamilton Beach/Proctor-Silex team is a great team with a proven track record in building operations for success. The addition of Applica’s expertise is expected to make Hamilton Beach, Inc. a leader in the industry.

•	Applica CEO Harry Schulman will continue in his current role until the closing of the transaction and will provide support for as long as he is needed after that time in order to assure a smooth transition.
•	Hamilton Beach, Inc.’s headquarters will be in Richmond, VA. We do not know at this time about plans for the corporate offices or any of the other worldwide offices and distribution centers. This is a topic that will be explored in the transition planning process over the next few months.
•	There are a number of reasons to be excited about Hamilton Beach, Inc. Hamilton Beach/Proctor-Silex and Applica are a great combination and we believe Hamilton Beach, Inc. will provide many of you the opportunity to participate in an even more dynamic, successful enterprise moving forward.
•	We appreciate all of your hard work and dedication in making Applica what it is today. There will be much to do in the months ahead, as the transaction is completed and the two companies are combined, and we’ll be relying on our talented employees to help grow the new company over the long term.
What’s Next
•	This announcement is just the first step in the process. In the months ahead, Applica stockholders and government regulatory agencies and other regulators must approve the transaction before it can close and Hamilton Beach, Inc. can become an independent public company. Until then, Hamilton Beach/Proctor-Silex and Applica must continue to operate as independent companies.
•	The objective is for the spin off and merger to close by the end of the third quarter, subject to obtaining Applica stockholder and regulatory approvals. Hamilton Beach, Inc. will apply to list the Hamilton Beach, Inc. Class A common stock on the New York Stock Exchange.
•	For now, it is important that we remain focused on our responsibilities and continue to provide the high quality service and products on which our customers rely. We must remain focused on making or exceeding our 2006 plan.
•	While there will be some uncertainty during this transition, please keep in mind that this will also provide new opportunities and many possibilities for personal growth and development.
•	We will do our best to address your questions and concerns, but as we’re still in the early stages, we may not have detailed answers to some of your questions right now.
•	For example, we do not have any specific details at this point on the expected organizational structure, but as the plans are developed and we are able to discuss them, we will share them with you.

•	Also, we do not have any information on specific personnel issues, and for legal reasons, we cannot discuss any possible or probable outcomes at this time.
•	That said, we do have a “Transition Management Office” established, with leadership in place and high level transition tasks and time lines for each key area of the company. You’ll be hearing more about those plans in the next several weeks, I’m sure.
•	We will keep you informed of developments throughout this transition period.
•	Information on the transaction is posted on the NACCO and Hamilton Beach/Proctor-Silex Web site as well as on Applica’s intranet site and Web site.
•	This is an exciting time in Applica’s history — we will be creating a larger public company with bright future prospects.
•	Should you receive media or other third-party calls, please refer such inquiries to Christy Kmetko at NACCO at ckmetko@naccoind.com or (440) 449-9669.
•	We appreciate your cooperation, hard work and continued dedication to Applica.
•	Let’s now take some of your questions. Also, if you have additional questions, please contact me. If I don’t know the answer to a question, I will speak with human resources to find out the answer on your behalf.
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* Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction. Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations((954) 883-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com. Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.

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